UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington


12061239

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 51480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING ## 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Marco Polo Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

75 Broad Street

(City)	(State)	(Zip Code)
New York	NY	10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clifford H. Goldman — (212) 220-2680
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name - *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Clifford H. Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marco Polo Securities Inc., as of December 31 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

CYLENE BROWN
Notary Public - State of New York
No. 01BR6220863
Qualified in Nassau County
My Commission Expires April 19, 20 14
Certificate on file: New York County

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ]
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARCO POLO SECURITIES INC.

Index


J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS


Tel. | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

Report of Independent Public Accountants

To the Stockholder
Marco Polo Securities Inc.

We have audited the accompanying statement of financial condition of Marco Polo Securities Inc. (a wholly-owned subsidiary of Marco Polo Capital Markets LLC) (the "Company") as of December 31, 2011, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.10 under the Commodity Exchange Act ("CEAct"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain sufficient evidence to determine the effective date for the increased regulatory capital requirement discussed in Note 8, and whether such capital requirement was retroactive to a period beginning in 2011.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain sufficient evidence to determine the effective date for the increased regulatory capital requirement as discussed in the preceding paragraph, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Marco Polo Securities Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

New York, New York
March 28, 2012

MARCO POLO SECURITIES INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Cash	$ 68,235
Due from clearing broker	200,005
Accounts receivable	452,938
Prepaid and other assets	500
Total assets	$ 721,678

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses and other liabilities	$ 85,609
Commitments and contingencies	
Stockholder's equity:	
Preferred stock - $1,000 par value; 1,000 shares authorized; No shares issued and outstanding	
Common stock - no par value; 200 shares authorized; 100 shares issued and outstanding	80,704
Additional paid-in capital	265,485
Retained earnings	289,880
Total stockholder's equity	636,069
Total liabilities and stockholder's equity	$ 721,678

See Notes to Statement of Financial Condition.

Note 1 - Organization and summary of significant accounting policies:

Organization:

Marco Polo Securities Inc. (the "Company") is a wholly-owned subsidiary of Marco Polo Capital Markets LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation and the National Futures Association ("NFA") as an introducing broker.

The Company does not carry accounts for customers or perform custodial functions related to securities. The Company's primary business is providing order routing and execution services to the Emerging Markets customers as an agency broker, offering investment advisory and banking services and providing private placement services. The service is typically provided through technology shared with the Company's Parent. Accordingly, the Company claims exemption from SEC Rule 15c3-3 (k)(2)(ii).

The Company has agreements (the "Agreements") with other U.S. and foreign broker-dealers (the "Clearing Brokers") for clearing U.S. and foreign equities. The Clearing Brokers are members of various stock exchanges, NFA, and subject to the rules and regulations of local regulatory organizations. Under the terms of the Agreements, the Clearing Brokers clear brokerage transactions for the Company's customers on a fully-disclosed basis. The Agreements state that the Company will assume customer obligations should a customer of the Company default.

The transactions related to the order routing and execution services are executed by foreign broker-dealers who are registered in their respective countries. The clearance and settlement of the trades will occur through a direct transfer of funds and securities between the Company's customers and the foreign broker-dealers or through the Company's Clearing Brokers.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as an unaffiliated entity.

Note 1 - Organization and summary of significant accounting policies (continued):

Use of estimates:

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents:

At December 31, 2011, cash and cash equivalents consisted of checking and interest bearing accounts. From time to time during 2011, the Company had cash balances in excess of Federally insured limits. As of December 31, 2011, the Company's cash balances are within Federal Deposit Insurance Corporation limits.

Allowance for doubtful accounts:

The Company assesses the financial strength of its customers. Periodically, the Company evaluates its accounts receivable and provides an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of the individual accounts receivable. At December 31, 2011, no allowance for doubtful accounts was deemed necessary.

Revenue recognition:

Securities transactions and related commission revenue are recorded on a trade-date basis.

Technology services revenue is recognized as the service is provided. Fee income earned for financial advisory services is recognized when service is provided. Fees received that are earned only upon a contingent event are recorded as deferred revenue until the event occurs. Placement fees are earned and recognized at the time the placement is completed.

Income taxes:

The Company files a consolidated Federal tax return with its parent and records its share of the consolidated Federal tax expense on a separate return basis with corresponding assets and liabilities recorded in the Due from Parent account. In prior years, the Company filed separate Federal and state income tax returns.

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Company accounts for income taxes in accordance with GAAP, which requires deferred income tax assets and liabilities to be computed for temporary differences between the book and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company has no unrecognized tax benefits at December 31, 2011. The Company's U.S. Federal and state income tax returns prior to fiscal year 2008 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended December 31, 2011.

Subsequent events:

The Company has evaluated subsequent events through the date the financial statement was issued.

Note 2 - Due from clearing brokers:

The Company has a clearing agreement with a Clearing Broker which will provide the clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain a deposit of $200,000. This deposit is included in Due from Clearing Broker in the statement of financial condition.

The Company has agreed to indemnify its Clearing Broker for losses that the Clearing Broker may sustain from the customer accounts introduced by the Company.

Note 3 - Related parties:

The Company has an agreement with its Parent whereby the Parent provides the Company the use of certain technology and gateways for which the Company charges its customers. The Parent is compensated approximately 95% of the revenue charged by the Company to these customers for the use of the service.

Note 3 - Related parties (concluded):

The Company pays all of its direct expenses related to it being a broker dealer. The Company, the Parent and Marco Polo Network Inc. ("MPNI"), a company that owns 64% of the Parent, have an expense sharing agreement in place. The expense sharing agreement provides for the Parent and or MPNI to undertake certain shared operating expenses for rent, professional fees, communications, office supplies, equipment, income taxes, compensation and benefits costs. These expenses are billed directly to the Parent and or MPNI. As of December 31, 2011, the Company satisfied its obligation to the Parent for these expenses which amounted to $513,371 by a reduction to due from Parent.

As of December 31, 2011, the Company determined that its Parent would not be able to repay the net amount due to the Company for periodic advances made by the Company to the Parent. Any interest on the advances at 90 day LIBOR were waived. Accordingly, the Company offset the net amount due from Parent of $937,559 against its paid in capital (as a return of capital), with reciprocal adjustments made in the Parent's accounts.

As of January 1, 2011, the Company was owed $226,606 from MPNI for expenses paid by the Company on behalf of MPNI, and for the sale by the Company of a former subsidiary to MPNI.

During 2011, $13,382 was repaid but as of December 31, 2011, based on the financial condition of MPNI, the Company offset the remaining receivable of $213,224 against its paid in capital (as a return of capital), with reciprocal adjustments made in the accounts of MPNI.

Note 4 - Income taxes:

The Company's foreign sourced income is subject to withholding taxes in foreign jurisdictions. The Company receives Federal tax credit for foreign taxes paid; accordingly, these withholding tax credits were used to reduce the Company's current Federal income tax expense on the Parent's consolidated Federal tax return. In addition, $35,000 of net operating loss carryforwards were utilized, which reduced current tax expense by approximately $12,000.

Note 5 - Off-balance-sheet risk and concentration of credit risk:

As a nonclearing broker, the Company does not hold customer cash or securities. Its client transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance sheet credit risk in the event the introduced customer is unable to fulfill its contractual obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2011, the Company is not responsible for any unsecured debits. Its clients' securities transactions are cleared through other broker-dealers and the majority if not all of them are on a DVP/RVP basis and no securities are held at its clearing firm. Recognizing the concentration of credit risk that this implies, the Company utilizes a clearing broker that is well capitalized.

Note 6 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with them acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

Note 7 - Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the National Futures Association.

Note 7 - Net capital requirements (concluded):

At December 31, 2011, the Company has regulatory net capital of $204,933 which exceeds the Company's minimum regulatory net capital requirement of $45,000 (which is net capital requirement of the CFTC Regulation 1.17) by $159,933. The Company's ratio of aggregate indebtedness to net capital is 0.42 to 1 as of December 31, 2011.

Note 8 - Subsequent events:

During a routine examination of the Company by the Securities and Exchange Commission, the SEC indicated that the Company's Chaperoning activity under Rule 15a-6 required the minimum capital to be increased from $5,000 to $250,000. This occurred on February 23, 2012. The Company notified FINRA that it had a net capital deficiency from February 23, 2012 through February 27, 2012, and that its net capital was less than 120% of the required minimum net capital from February 23, 2012 to March 2, 2012.